PEABODY ENERGY	701 Market Street St. Louis, Missouri 63101-1826 314.342.3400

September 11, 2007

VIA EDGAR AND FAX

Re:	Peabody Energy Corporation

Definitive Proxy Statement on Schedule 14A

Filed March 26, 2007

File No. 001-016463

Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mellissa Duru

Dear Ms. Duru:

On behalf of Peabody Energy Corporation (the “Company”), I write to confirm my understanding, based on our telephone conversation today, that the Securities and Exchange Commission (the “SEC”) has taken no exception to the request by the Company for an extension from September 21, 2007 to October 19, 2007 for the Company to respond to the comments contained in the letter from the SEC staff to the Company dated August 21, 2007.

Please do not hesitate to contact me at (314) 342-7687 should you have any questions regarding this matter.

Very truly yours,

/s/ Bryan L. Sutter

Bryan L. Sutter